ING


                                             January 8, 2004


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549


          Re:  Separate Account B of ING USA Annuity and
               Life Insurance Company (formerly Separate
               Account B of Golden American Life Insurance Company) EDGAR CIK: 0000836687
               File Nos.  811-5626
               Withdrawal of 8-K Filing submission dated: 01/05/04
               ----------------------------------------------------

Ladies and Gentlemen:

     The undersigned on behalf of ING USA Annuity and Life Insurance Company (the "Company") respectfully requests the withdrawal of its merger filing made on Form 8-K (the "Filing"), File No. 811-5626, under EDGAR CIK: 0000836687.

     This request for withdrawal is being made because the 8-K Filing made on 01/05/04 was transmitted to the SEC in error. The 8-K filing has been resumitted to the SEC under the EDGAR CIK: 0000836658.

     The SEC Staff's assistance with the withdrawal of this erroneous submission is greatly appreciated.

     If you have any questions, comments or need more information, please call the undersigned at (610) 425-4139.



                              Sincerely,



                              /s/ Linda E. Senker
                              ---------------------------
                              Linda E. Senker
                              Counsel



1475 Dunwoody Drive             GOLDENSELECT SERIES
West Chester, PA  19380-1478    Issued by ING USA Annuity and Life
                                 Insurance Company

                                  Tel:  (610) 425-4139
                                  Fax:  (610) 425-3520